SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN THREE NEW BASES ON THE CANARY ISLANDS

€400M INVESTMENT, 112 ROUTES (35 NEW), 6 AIRCRAFT & 4.5M PAX AT NEW BASES IN GRAN CANARIA, LANZAROTE AND TENERIFE
AND AT FUERTEVENTURA

Ryanair, the world's favourite airline, today (1st Dec) announced three new bases on the Canary Islands in summer 2011.  Ryanair will base six aircraft across Gran Canaria (2 ac), Lanzarote (2 ac) and Tenerife (2 ac) from February 2011 while also increasing Fuerteventura routes and frequencies.  Ryanair will operate 112 routes to/from the Canary Islands (including 35 new routes) which will deliver 4.5m passengers p.a., sustaining over 4,500 local jobs including 350 Ryanair pilots, cabin crew and engineers.

Ryanair carried just 300,000 passengers to the Canary Islands in 2009.  However, since the Islands' Govt and the Spanish Parliament incentivised air traffic growth by (a) reducing airport charges for 2010 and 2011, and (b) recently announcing a 2013-2015 Regional Marketing Fund to support continued air traffic growth, Ryanair will now grow its traffic to/from the Islands to 4.5m passengers p.a., which will restore all of the traffic lost by the Canary Islands between 2007-2009.

Ryanair's Michael Cawley said:

"Ryanair is pleased to announce three new Canary Island bases, 4.5m passengers p.a. and 112 routes which will be phased in from February 2011 to deliver more low fares and high spending visitors to Fuerteventura and our new bases in Gran Canaria, Lanzarote and Tenerife.  Ryanair's growth is directly attributable to the visionary initiatives of the Canary Islands Government who, in recent years, have identified low fare access as being critical, and have worked with Ryanair to reduce airport costs in order to return tourism to its previous 2007 record levels.

The announcement today of a 2013-2015 Regional Marketing Fund, in parallel with AENA's 2011 cost incentives, has allowed the Canary Islands deliver much lower airport costs and secure this largest ever investment by Ryanair, Europe's largest airline, in Spanish Tourism."

112 CANARY ISLAND ROUTES (35 NEW)

	G' Canaria Base	Tenerife Base	Lanzarote Base	Fuerteventura Non-Base
Barcelona	✓	✓	✓	✓
Billund		NEW
Birmingham	✓	✓	✓	NEW
Bologna		✓	✓
Bournemouth	✓	✓	✓	✓
Bratislava	NEW
Bristol	✓	✓	✓
Brussels	✓	✓	✓	✓
Cork	NEW	NEW	✓	✓
Doncaster		NEW
Dublin	✓	✓	✓	✓
Dusseldorf	✓	✓	✓	✓
East Midlands	✓	✓	✓	✓
Edinburgh	✓	✓	✓	✓
Eindhoven	NEW		NEW
Frankfurt Hahn	✓	✓	✓	✓
Girona		✓	✓
Glasgow	✓	✓	✓	✓
Karlsruhe Bdn	NEW		NEW
Knock	NEW	NEW	NEW
Leeds Brad'			NEW	✓
Liverpool	✓	✓	✓	✓
London Luton	✓	✓	✓	✓
London Std	✓	✓	✓	✓
Maastricht		NEW
Madrid	✓	✓	✓	✓
Marseille		✓
Milan	NEW	✓		✓
Palermo		NEW
Pisa	✓	✓		✓
Paris Beauvais		NEW
Porto	✓	✓
Santander	NEW	NEW	NEW
Santiago	NEW	NEW	NEW
Seville	NEW	NEW	NEW
Shannon	✓	✓	✓	NEW
Treviso			NEW
Valencia	NEW	NEW	NEW	✓
Valladolid			NEW
Zaragoza	NEW		NEW

Ends.                                                                                        1st December, 2010
For further information please contact:
Stephen McNamara                            Joe Carmody
                                                Ryanair Ltd                                          Edelman Ireland
                                                Tel: +353-1-8121212                         Tel: +353-1-6789 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  1 December, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary